Filed by PVR Partners, L.P. pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: PVR Partners, L.P.

Commission File No.: 001-16735

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN THEY ARE AVAILABLE. These documents (when they become available), and any other documents filed by PVR Partners, L.P. (“PVR”) or Regency Energy Partners LP (“Regency”) with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus (when available) from PVR by contacting Investor Relations by mail at Attention: Investor Relations, Three Radnor Corporate Center, Suite 301, 100 Matsonford Road, Radnor, Pennsylvania 19087.

PARTICIPANTS IN THE SOLICITATION

PVR and Regency, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger. Information regarding the directors and executive officers of Regency GP LLC, the general partner of Regency’s general partner, is contained in Regency’s Form 10-K for the year ended December 31, 2012, which has been filed with the SEC. Information regarding PVR’s directors and executive officers is contained in PVR’s Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 25, 2013, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the proposed transaction between the PVR, and Regency the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about PVR’s or Regency’s management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

PVR and Regency cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Regency to successfully integrate PVR’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, volatility in the price of oil, natural gas, and natural gas liquids, declines in the credit markets and the availability of credit for the combined company as well as for producers connected to the combined company’s system and its customers, the level of creditworthiness of, and performance by counterparties and customers, the ability to access capital to fund organic growth projects and acquisitions, including significant acquisitions, and the ability to obtain debt and equity financing on satisfactory terms, the use of derivative financial instruments to hedge commodity and interest rate risks, the amount of collateral required to be posted from time-to-time, changes in commodity prices, interest rates, and demand for the combined company’s services, changes in laws and regulations impacting the midstream sector of the natural gas industry, weather and other natural phenomena, acts of terrorism and war, industry changes including the impact of consolidations and changes in competition, the ability to obtain required approvals for construction or modernization of facilities and the timing of production from such facilities, and the effect of accounting pronouncements issued periodically by accounting standard setting boards. Therefore, actual results and outcomes may differ materially from those expressed in such forward-looking statements.

These and other risks and uncertainties are discussed in more detail in filings made by PVR and Regency with the Securities and Exchange Commission, which are available to the public. PVR and Regency undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

***

From: Letty Minkoff

Sent: Wednesday, October 30, 2013 8:18 AM

To: .AllEmployees

Cc: Letty Minkoff; Bruce Davis

Subject: Employee Retention Plan

PVR Employees:

PVR’s greatest assets are our smart, dedicated, hardworking employees. We recognize it, and Regency Energy Partners recognizes it. Our employees, and the business we have built together, were instrumental in Regency’s decision to acquire PVR. We recognize that the announcement of the merger raises concerns among employees about job security, and that some employees may seek other employment opportunities rather than waiting to see what Regency intends to do. Neither PVR nor Regency wants to see that happen. In the unlikely event that the merger does not close, PVR wants to retain its employees as we continue to operate the business as we have before. If, as expected, the merger does close, Regency wants to retain PVR’s dedicated workforce to enable Regency to realize the benefits it anticipates from integrating these two great organizations.

That is why PVR requested, and Regency agreed, to put in place an Employee Retention Plan for ALL employees. The Plan is designed to incent PVR’s employees to remain with the business through closing and beyond. The Plan was recently approved by PVR’s Board and I am happy to share the details with you.

EMPLOYEE RETENTION PROGRAM SUMMARY

•	All regular employees of PVR will be covered by the Retention Plan.

•	Each employee will be given a Retention Award equal to a multiple of your monthly base pay. Depending on your employment Tier you will receive a Retention Award equal to 12 months (Tier 3), 6 months (Tiers 4 and-5A) or 3 months (Tiers 5B, 6, 7 and 8) of your base pay.

•	Each employee will execute a Retention Award Agreement with PVR, setting forth the exact amount of the employee’s award and the terms of vesting and payment of the award.

•	The merger is expected to close in the first quarter of 2014 and the Retention Awards will vest as follows:

•	40% of the Retention Award will vest 30 days following the closing of the merger

•	60% of the Retention Award will vest 90 days following the closing of the merger

•	If an employee is terminated, for reasons other than cause, at any time between 30 days prior to the closing and 90 days following the closing, any unvested portion of the Retention Award will vest

•	If an employee is terminated between now and 30 days prior to the closing, for any reason, the Retention Award will not vest and will be voided

•	In the unlikely event that the merger does not close, 100% of your Retention Award will vest 90 days following the date the merger was terminated.

•	It is important to note that the Retention Plan is not a severance plan. Assuming you remain an employee through the vesting dates you will receive the Retention Award even if you continue on as an employee of Regency. And if your employment is terminated by Regency following closing, other than for cause, you will receive your full Retention Award, in lieu of any severance.

•	Upon vesting of your Retention Award you will be paid the vested portion in cash (subject to applicable withholding taxes), through the applicable payroll process, within 15 days following the vesting date.

So you can see that the Plan has been designed to retain our employees through the closing or the termination of the merger. Every employee who remains with the company through the vesting periods will receive their award regardless of whether or not the merger happens, and any employee who is terminated for reasons other than cause between the period 30 days prior to closing and 90 days after closing will receive his/her full award in lieu of severance. As I said PVR and Regency value our employees and we hope that this Retention Plan demonstrates our commitment to you.

BENEFITS TRANSITION

In addition to the establishment of the Retention Plan, PVR and Regency agreed to a number of additional “protections” for PVR’s employees as they transition to Regency. These include:

•	For a period of one year following the merger :

•	your base salary or regular hourly wage will remain the same as, or no less favorable than, that in effect immediately prior to the merger;

•	your eligibility to participate in Regency’s employee benefit plans will be the same as your eligibility to participate in PVR’s employee benefit plans.

•	For purposes of participating in Regency’s employee benefit plans, you will be credited with all of your years of service that you have been credited with at PVR

•	Immediate eligibility to participate in Regency’s employee benefit plans, of the same type as you have participated in at PVR (i.e. 401K, health and welfare plans)

•	All pre-existing condition exclusions in Regency’s medical, dental, prescription and vision plans will be waived to the same extent as PVR would waive them

•	All eligible monies paid in 2014 towards an employee’s or his/her covered dependents deductible, coinsurance and maximum-out-of-pocket requirements under PVR’s plans will be credited to the employee under Regency’s comparable plans

•	Regency will honor all accrued and unused vacation as of the date of the closing of the merger in accordance with PVR’s vacation policy. All vacation accrued following the merger will be subject to Regency’s policies.

PVR INCENTIVE PLANS

PVR’s 2013 annual bonus will be paid out to all employees eligible under the bonus plan at each employee’s target amount and in accordance with the terms of the bonus plan. The bonus will be paid at or before the closing of the merger. Finally, for those employees who have unvested Phantom Units awarded under PVR’s Long-Term Incentive Plan, the merger is considered a “change-in-control” event and all unvested units will vest, in accordance with the terms of your incentive award agreements, immediately prior to the closing of the merger and will be exchanged for Regency units in accordance with the terms of the Merger Agreement.

Please note, this is a summary of certain provisions in the Retention Plan and the Merger Agreement and to the extent there are inconsistencies with the terms of the either the retention Plan or the Merger Agreement, the terms of the respective agreements will govern.

I know that this is a lot of information to absorb, and many of you will have questions. Over the next two weeks, managers will be meeting with their employees to provide each employee with his/her Retention Award Agreement specifying your individual award and the terms of the award, and answering any questions you may have. You can also contact your HR representative with any questions. Please understand, however, that questions regarding Regency’s employee benefits plans, compensation policies, bonus plans, long-term incentive plans etc. will have to wait until Regency representatives meet with employees as we approach the closing. At this point in the merger process legal restrictions prevent PVR and Regency from engaging in detailed discussions about these matters. Rest assured that as soon as PVR and Regency can address these questions, we will. Your patience is appreciated.

Letty Minkoff, SPHR

Human Resources Director

PVR Services, LLC

5215 N. O’Connor Blvd

Suite 1500

Irving, TX 75039

Office: 972-367-2615

Cell: 972-762-2445

lminkoff@pvrpartners.com